1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525#1536
Taichung , Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw +886-3-5795678#3676

Siliconware Precision Industries Reports Unaudited Consolidated

Financial Results for the Third Quarter of 2017

Taichung, Taiwan, Oct 24, 2017—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2017 were NT$ 21,955 million, which represented a 7.5% growth in revenues compared to the second quarter of 2017, and remained flat compared to the third quarter of 2016. SPIL reported a net income of NT$ 2,257 million for the third quarter of 2017, compared with a net income of NT$ 2,158 million and a net income of NT$ 2,692 million for the second quarter of 2017 and the third quarter of 2016, respectively.

Basic earnings per share for this quarter was NT$ 0.72, and diluted earnings per ordinary share was NT$ 0.71. Basic earnings per ADS for this quarter was US$ 0.12, and diluted earnings per ADS was US$ 0.12.

All figures were prepared in accordance with T-IFRS on a consolidated basis.

Operating results review:

•	For the third quarter of 2017, net revenues from IC packaging were NT$ 18,705 million and represented 85% of total net revenues. Net revenues from testing operations were NT$ 3,250 million and represented 15% of total net revenues.

•	Cost of goods sold was NT$ 17,140 million, representing an increase of 2.8% compared to the second quarter of 2017 and an increase of 1.4% compared to the third quarter of 2016.

2017/10/24	1

•	Raw materials costs were NT$ 7,282 million for the third quarter of 2017 and represented 33.2% of total net revenues, whereas raw materials costs were NT$ 7,121 million and represented 34.9% of total net revenues for the second quarter of 2017.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 200 million.

•	Gross profit was NT$ 4,815 million for the third quarter of 2017, representing a gross margin of 21.9%, which increased from a gross margin of 18.4% for the second quarter of 2017 and decreased from 23.0% for the third quarter of 2016.

•	Total operating expenses for the third quarter of 2017 were NT$ 2,074 million, which included selling expenses of NT$ 265 million, administrative expenses of NT$ 809 million and R&D expenses of NT$ 1,000 million. Total operating expenses represented 9.4% of total net revenues for the third quarter of 2017.

•	The accrued expenses of bonuses to employees, directors accounted for under operating expenses totaled NT$ 112 million.

•	Operating income was NT$ 2,741 million for the third quarter of 2017, representing an operating margin of 12.5%, which increased from 9.2% for the second quarter of 2017 and decreased from 13.6% for the third quarter of 2016.

•	Non-operating items:

•	Our non-operating expense was NT$ 183 million, including net losses of NT$ 181 million on fair value change of financial liabilities at fair value through profit or loss.

•	Net income before tax was NT$ 2,558 million for the third quarter of 2017, which decreased from a net income before tax of NT$ 2,950 million for the second quarter of 2017 and decreased from a net income before tax of NT$ 3,160 million for the third quarter of 2016.

•	Income tax expense was NT$ 301 million for the third quarter of 2017, compared with income tax expense of NT$ 792 million for the second quarter of 2017 and income tax expense of NT$ 468 million for the third quarter of 2016.

•	Net income was NT$ 2,257 million for the third quarter of 2017, which increased from a net income of NT$ 2,158 million for the second quarter of 2017 and decreased from a net income of NT$ 2,692 million for the third quarter of 2016.

•	Total number of shares outstanding was 3,116 million shares as of Sep. 30, 2017. Basic earnings per share for this quarter was NT$ 0.72, and diluted earnings per ordinary share was NT$ 0.71. Basic earnings per ADS for this quarter was US$ 0.12, and diluted earnings per ADS was US$ 0.12.

2017/10/24	2

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 20,783 million as of Sep. 30, 2017 from NT$ 24,978 million as of June 30, 2017, and NT$ 19,177 million as of Sep. 30, 2016.

•	Capital expenditures for the third quarter of 2017 totaled NT$ 3,587 million.

•	Total depreciation expenses for the third quarter of 2017 totaled NT$ 3,695 million.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 18,705 million for the third quarter of 2017, which represented an increase of NT$ 1,060 million or 6.0% compared to the second quarter of 2017.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 29%, 17% and 39%, respectively, of total net revenues for the third quarter of 2017.

•	As of Sep. 30, 2017 we had 8,456 wirebonders installed, of which 120 were added and 169 were disposed in the third quarter of 2017.

IC testing service:

•	Net revenues from testing operations were NT$ 3,250 million for the third quarter of 2017, which represented an increase of NT$ 470 million or 16.9% compared to the second quarter of 2017.

•	As of Sep. 30, 2017 we had 571 testers installed, of which 16 were added and 1 were disposed in the third quarter of 2017.

2017/10/24	3

Revenue Analysis

•	Breakdown by end applications:

By application	3Q17	2Q17
Communication	65%	68%
Computing	12%	11%
Consumer	21%	19%
Memory	2%	2%

•	Breakdown by packaging type:

By application	3Q17	2Q17
Bumping & Flip Chip	39%	38%
Substrate Based	29%	30%
Leadframe Based	17%	18%
Testing	15%	14%

2017/10/24	4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Sep. 30, 2017 reflect our gains or losses attributable to the third quarter of 2017 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Sep. 30, 2017, nor the consolidated financial data for our company for the nine months ended Sep. 30, 2017 is necessarily indicative of the results that may be expected for any period thereafter.

2017/10/24	5

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of Sep 30, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sep 30, 2017			Sep 30, 2016		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Current Assets
Cash and cash equivalent	686,802	20,782,614	17	19,176,940	16	1,605,674	8.4
Available-for-sale financial assets	—	—	—	167,503	—	(167,503)	—
Accounts receivable	576,252	17,437,397	14	17,633,748	14	(196,351)	-1.1
Inventories	217,895	6,593,510	6	6,327,980	5	265,530	4.2
Other current assets	59,371	1,796,552	2	1,608,585	2	187,967	11.7

Total current assets	1,540,320	46,610,073	39	44,914,756	37	1,695,317	3.8

Non-current Assets
Available-for-sale financial assets	156,252	4,728,180	4	4,541,857	4	186,323	4.1
Long-term investment under equity method	95,350	2,885,289	2	2,487,013	2	398,276	16.0
Property, plant and equipment	2,141,097	64,789,607	53	66,331,530	55	(1,541,923)	-2.3
Intangible assets	4,080	123,461	—	180,962	—	(57,501)	-31.8
Other assets	63,026	1,907,183	2	1,788,399	2	118,784	6.6

Total non-current assets	2,459,805	74,433,720	61	75,329,761	63	(896,041)	-1.2

Total Assets	4,000,125	121,043,793	100	120,244,517	100	799,276	0.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	115,000	3,479,900	3	2,665,600	2	814,300	30.5
Financial liabilities at fair value through profit or loss - current	11,459	346,746	—	954,864	1	(608,118)	-63.7
Accounts payable	255,877	7,742,849	6	8,280,808	7	(537,959)	-6.5
Current portion of bonds payable	401,352	12,144,926	10	—	—	12,144,926	—
Current portion of long-term debt	82,838	2,506,667	2	4,972,652	5	(2,465,985)	-49.6
Other current liability	397,942	12,041,713	10	13,558,079	10	(1,516,366)	-11.2

Non-current liabilities
Bonds payable	—	—	—	12,287,925	10	(12,287,925)	-100.0
Long-term loans	454,505	13,753,333	12	11,756,921	10	1,996,412	17.0
Other liabilities	54,341	1,644,358	1	1,482,979	1	161,379	10.9

Total Liabilities	1,773,314	53,660,492	44	55,959,828	46	(2,299,336)	-4.1

Stockholders’ Equity
Capital stock	1,029,861	31,163,611	26	31,163,611	26	—	—
Capital reserve	417,780	12,642,023	10	12,641,997	11	26	0.0
Legal reserve	391,187	11,837,317	10	10,844,001	9	993,316	9.2
Retained earnings	304,358	9,209,859	8	7,423,377	6	1,786,482	24.1
Other equities	83,625	2,530,491	2	2,211,703	2	318,788	14.4

Total Equity	2,226,811	67,383,301	56	64,284,689	54	3,098,612	4.8

Total Liabilities & Shareholders’ Equity	4,000,125	121,043,793	100	120,244,517	100	799,276	0.7

Forex ( NT$ per US$ )		30.260		31.360

(1)	All figures are under T-IFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sep 30							Sequential Comparison
	3Q 2017				3Q 2016		YoY	3Q 2017	2Q 2017		QoQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	725,390		21,955,373	100.0		21,955,188	0.0	21,955,373		20,424,642	7.5
Cost of Goods Sold	(566,313)		(17,140,604)	-78.1		(16,901,767)	1.4	(17,140,604)		(16,667,295)	2.8

Gross Profit	159,077		4,814,769	21.9		5,053,421	-4.7	4,814,769		3,757,347	28.1

Operating Expenses
Selling Expenses	(8,740)		(264,539)	-1.2		(251,733)	5.1	(264,539)		(240,918)	9.8
Administrative Expenses	(26,745)		(809,475)	-3.7		(789,819)	2.5	(809,475)		(709,125)	14.2
Research and Development Expenses	(33,034)		(999,827)	-4.5		(1,026,480)	-2.6	(999,827)		(932,672)	7.2

	(68,519)		(2,073,841)	-9.4		(2,068,032)	0.3	(2,073,841)		(1,882,715)	10.2

Operating Income	90,558		2,740,928	12.5		2,985,389	-8.2	2,740,928		1,874,632	46.2
Non-operating Items	(6,043)		(182,915)	-0.8		174,470	—	(182,915)		1,075,744	—

Income Before Income Tax	84,515		2,558,013	11.7		3,159,859	-19.0	2,558,013		2,950,376	-13.3
Income Tax Expenses	(9,961)		(301,499)	-1.4		(468,329)	-35.6	(301,499)		(792,238)	-61.9

Net Income	74,554		2,256,514	10.3		2,691,530	-16.2	2,256,514		2,158,138	4.6

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	5,371		162,591			(442,841)				228,524
Unrealized gain(loss) on available-for-sale financial assets	(258)		(7,802)			(735,175)				505,780
Share of other comprehensive income of associates	(1,029)		(31,159)			(103,478)				182,381
Income tax relating to items that may be reclassified to profit or loss	—		—			(4,618)				(5,299)

Total other comprehensive income (loss)	4,084		123,630			(1,286,112)				911,386

Total comprehensive income	78,638		2,380,144			1,405,418				3,069,524

Earnings Per Ordinary Share- Basic		NT$	0.72		NT$	0.86			NT$	0.69

Earnings Per Ordinary Share- Diluted		NT$	0.71		NT$	0.64			NT$	0.49

Earnings Per ADS- Basic		US$	0.12		US$	0.14			US$	0.11

Earnings Per ADS- Diluted		US$	0.12		US$	0.10			US$	0.08

Weighted Average Outstanding Shares - Diluted (‘k)			3,397,597			3,389,249				3,388,544

Forex ( NT$ per US$ )			30.267			31.717				30.256

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT (UNAUDITED)

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sep 30
		2017			2016		YoY
	USD	NTD		%	NTD		change %
Revenues	2,029,220		61,931,600	100.0		62,934,405	-1.6
Cost of Goods Sold	(1,625,143)		(49,602,749)	-80.1		(48,812,468)	1.6

Gross Profit	404,077		12,328,851	19.9		14,121,937	-12.7

Operating Expenses
Selling Expenses	(24,691)		(753,844)	-1.2		(741,705)	1.6
Administrative Expenses	(76,024)		(2,322,159)	-3.7		(2,621,826)	-11.4
Research and Development Expenses	(94,899)		(2,897,651)	-4.7		(3,013,824)	-3.9

	(195,614)		(5,973,654)	-9.6		(6,377,355)	-6.3

Operating Income	208,463		6,355,197	10.3		7,744,582	-17.9
Non-operating Items	14,137		414,741	0.6		547,786	-24.3

Income Before Income Tax	222,600		6,769,938	10.9		8,292,368	-18.4
Income Tax Expenses	(44,669)		(1,358,762)	-2.2		(1,188,107)	14.4

Net Income	177,931		5,411,176	8.7		7,104,261	-23.8

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Exchange difference on translation of foreign financial statements	(6,385)		(209,293)			(860,748)
Unrealized gain (loss) on available-for-sale financial assets	34,474		1,058,148			(647,052)
Share of other comprehensive income of associates	13,276		408,589			(80,684)
Income tax relating to items that may be reclassified to profit or loss	(403)		(12,388)			10,442

Total other comprehensive income (loss)	40,962		1,245,056			(1,578,042)

Total comprehensive income	218,893		6,656,232			5,526,219

Earnings Per Ordinary Share- Basic		NT$	1.74		NT$	2.28

Earnings Per Ordinary Share- Diluted		NT$	1.34		NT$	1.80

Earnings Per ADS- Basic		US$	0.29		US$	0.35

Earnings Per ADS- Diluted		US$	0.22		US$	0.28

Weighted Average Outstanding Shares - Diluted (‘k)			3,412,032			3,403,893

Forex ( NT$ per US$ )			30.413			32.310

(1)	All figures are under T-IFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For 9 Months Ended on Sep 30, 2017 and 2016

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2017		9 months, 2016
	USD	NTD	NTD
Cash Flows from Operating Activities:
Income before income tax	222,600	6,769,938	8,292,368
Depreciation	347,797	10,615,817	9,633,210
Amortization	5,516	168,772	305,896
Change in working capital & others	(146,179)	(4,470,962)	(4,562,770)

Net cash flows provided from operating activities	429,734	13,083,565	13,668,704

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(348,214)	(10,626,885)	(11,858,794)
Proceeds from disposal of available-for-sale financial assets	—	—	1,454,403
Proceeds from disposal of property, plant, and equipment	18,431	568,928	136,561
Others	(3,074)	(90,731)	(339,232)

Net cash used in investing activities	(332,857)	(10,148,688)	(10,607,062)

Cash Flows from Financing Activities:
Increase in short-term loans	74,867	2,265,169	—
Decrease in short-term loans	(44,721)	(1,353,089)	—
Proceeds from long-term loans	32,160	1,000,000	7,000,000
Repayment of long-term loans	(97,329)	(2,993,112)	(3,808,721)
Cash dividends distributed to shareholders	(180,184)	(5,453,632)	(11,842,172)
Others	949	28,704	(100,257)

Net cash used in financing activities	(214,258)	(6,505,960)	(8,751,150)

Foreign currency exchange effect	(3,877)	(122,573)	(324,926)

Net decrease in cash and cash equivalents	(121,258)	(3,693,656)	(6,014,434)

Cash and cash equivalents at beginning of period	787,145	24,476,270	25,191,374

Cash and cash equivalents at end of period	665,887	20,782,614	19,176,940

Forex ( NT$ per US$ )		30.413	32.310

(1) : All figures are under T-IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 24, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer